SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED

2007 JAN 15 A 11:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 January 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07020355

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director/PDMR Shareholding'

SUPPL

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED

JAN 18 2007

THOMSON
FINANCIAL

Dew 1/17

T:\Secretarial\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\B- SEC - Director-PDMR Shareholding - 10 January 2007.doc

Severn Trent Plc (the "Company") has been informed that, on 9 January 2007, a grant of share options was made to the following Director and Persons Discharging Managerial Responsibilities ("PDMR") under the Company's approved Sharesave Scheme. The savings contracts will commence on 1 May 2007 and the share option price is £11.72.

Name	Status	No. of Options
M J E McKeon	Director	1,499
F B Smith	PDMR	1,397

This notification is provided in accordance with DR3.1.4R(1).

www.severntrent.com